SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALKERMES PLC
(Name of Issuer)
ORDINARY SHARES, $0.01 PER SHARE
(Title of Class of Securities)
G01767 105
(CUSIP Number)
William F. Daniel Elan Corporation, plc Treasury Building Dublin 2, Ireland 011-353-1-709-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Corporation, plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 7,750,000
By Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 7,750,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,750,000
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.96% (based on 130,119,476 shares of the Issuer reported outstanding as of March 2, 2012, in the Issuer’s prospectus forming a part of the Registration Statement on Form S-1, as amended (Registration No. 333-179550), which was declared effective by the Securities and Exchange Commission on March 2, 2012).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Science Three Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 7,750,000
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 7,750,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,750,000
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.96% (based on 130,119,476 shares of the Issuer reported outstanding as of March 2, 2012, in the Issuer’s prospectus forming a part of the Registration Statement on Form S-1, as amended (Registration No. 333-179550), which was declared effective by the Securities and Exchange Commission on March 2, 2012).

(14)	TYPE OF REPORTING PERSON CO

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 26, 2011 (the “Schedule 13D”), with respect to the Ordinary Shares, $0.01 par value (the “Ordinary Shares”), of Alkermes plc (the “Issuer”), a public limited company incorporated in Ireland (registered number 498284), whose principal offices are located at Connaught House, 1 Burlington Road, Dublin 4, Ireland.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2.                    Identity and Background.

Item 2 is hereby amended and supplemented as follows:

This Schedule 13D is being filed jointly on behalf of Elan Corporation, plc and Elan Science Three Limited (the “Reporting Parties”).

The (a) business address, (b) present principal occupation or employment and (c) citizenship of Grainne McAleese is (a) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (b) Group Controller and Principal Accounting Officer and (c) Ireland.  Neither the Reporting Parties nor Ms. McAleese has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.                    Interest in Securities of Issuer.

Item 5 is hereby amended and supplemented as follows:

The information contained on the cover page of this Schedule 13D is hereby incorporated herein by reference.

(a)           The Reporting Parties are together the beneficial owners of 7,750,000 Ordinary Shares (the “Shares”) representing approximately 5.96% of the outstanding Ordinary Shares.

(b)           The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero.  The number of Ordinary Shares as to which each of the Reporting Parties shares the power to vote or direct the vote is 7,750,000.  The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero.  The number of Ordinary Shares as to which each of the Reporting Parties shares the power to dispose or direct the disposition of is 7,750,000.

(c)           Neither of the Reporting Parties has effected any other transactions in the Ordinary Shares of the Issuer in the past 60 days, except as otherwise disclosed herein.

(d) Not applicable.

(e) Not applicable.

Item 6.                    Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Underwriting Agreement

Pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated as of March 8, 2012, by and among ES3, the Issuer and the several underwriters party thereto, on March 13, 2012, ES3 sold 24,150,000 Shares in a marketed underwritten registered offering (the “Registered Offering”) (including 3,150,000 Shares sold pursuant to the full exercise of an option to purchase such amount of Shares granted to the underwriters pursuant to the Underwriting Agreement) at a price per share of $15.79875, which represents a price to the public of $16.50 per share less the underwriting discount.  The Shares were sold in the Registered Offering pursuant to a shelf registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission (the “Commission”) in connection with the resale of the Shares by ES3, which the SEC declared effective on March 2, 2012.

Under the terms of the Underwriting Agreement, ES3 has agreed that, subject to certain exceptions, for a period of 90 days from the date of the Underwriting Agreement, ES3 and its affiliates will not, without the prior written consent of the managing underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for the Ordinary Shares.  The managing underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.  Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (ii) prior to the expiration of the 90-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Under the terms of the Underwriting Agreement, ES3 agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Waiver and Consent Letters

Under the terms of the Shareholder’s Agreement (the “Shareholder’s Agreement”), dated as of September 16, 2011, by and among the Issuer, Elan and ES3 (the Issuer, together with Elan and ES3, the “Parties”), ES3 is subject to certain restrictions on its ability to transfer the Shares without the Issuer’s consent.  Two Waiver and Consent Letters (the “Waiver and Consent Letters”) to the Shareholder’s Agreement were executed by the Parties on March 7, 2012 and March 8, 2012, pursuant to which the Issuer (i) agreed to waive the limitations that would prohibit both a transfer of the Shares prior to the six (6) month anniversary of the Closing Date (as defined in the Shareholder’s Agreement), and following such date, the transfer of more than 40.75% of the Shares in the Registered Offering and (ii) agreed and consented to the sale of the 24,150,000 Shares by ES3 in the Registered Offering.

References to and descriptions of the Underwriting Agreement and the Waiver and Consent Letters set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are included as Exhibit 4, Exhibit 5 and Exhibit 6, respectively, to this Schedule 13D and incorporated by reference herein.

Item 7.                    Material to Be Filed as Exhibits.

1.
Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Alkermes Inc., Alkermes plc and certain other parties (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078), which was declared effective by the Securities and Exchange Commission on August 4, 2011).

2.
Shareholder’s Agreement by and among Elan Corporation, plc, Elan Science Three Limited and Alkermes plc (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Alkermes plc (Securities and Exchange Commission file number 001-35299) on September 16, 2011).

3.
Joint Filing Agreement dated September 26, 2011 by and among Elan Corporation, plc and Elan Science Three Limited (incorporated by reference to the Schedule 13D filed with the Commission on September 26, 2011).

4.
Underwriting Agreement, dated as of March 8, 2012, by and among Elan Science Three Limited, Alkermes plc and the several underwriters party thereto (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 13, 2012).

5.
Waiver and Consent Letter, dated March 7, 2012, by and among Alkermes plc, Elan Corporation plc and Elan Science Three Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 7, 2012).

6.
Waiver and Consent Letter, dated March 8, 2012, by and among Alkermes plc, Elan Corporation plc and Elan Science Three Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 8, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Corporation, plc is true, complete and correct.

Date:  March 13, 2012

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Executive Vice President and Company Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Science Three Limited is true, complete and correct.

Date:  March 13, 2012

ELAN SCIENCE THREE LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Company Secretary

EXHIBIT INDEX

1.
Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Alkermes Inc., Alkermes plc and certain other parties (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078), which was declared effective by the Securities and Exchange Commission on August 4, 2011).

2.
Shareholder’s Agreement by and among Elan Corporation, plc, Elan Science Three Limited and Alkermes plc (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Alkermes plc (Securities and Exchange Commission file number 001-35299) on September 16, 2011).

3.
Joint Filing Agreement dated September 26, 2011 by and among Elan Corporation, plc and Elan Science Three Limited (incorporated by reference to the Schedule 13D filed with the Commission on September 26, 2011).

4.
Underwriting Agreement, dated as of March 8, 2012, by and among Elan Science Three Limited, Alkermes plc and the several underwriters party thereto (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 13, 2012).

5.
Waiver and Consent Letter, dated March 7, 2012, by and among Alkermes plc, Elan Corporation plc and Elan Science Three Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 7, 2012).

6.
Waiver and Consent Letter, dated March 8, 2012, by and among Alkermes plc, Elan Corporation plc and Elan Science Three Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 8, 2012).